UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported)          July 25, 2019 (July 22, 2019)

EBIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-15946	77-0021975
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1 Ebix Way Johns Creek, Georgia	30097
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code     (678) 281-2020
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbols	Name of each exchange on which registered
Common stock, $0.10 par value per share	EBIX	Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
                         Emerging growth company      ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
Series Y Convertible Preferred Stock
On July 16, 2019, Ebix, Inc., a Delaware corporation (“Ebix”), announced that it had entered into a merger agreement with Yatra Online, Inc., a Cayman Islands exempted company limited by shares (“Yatra”). In the merger, Yatra shareholders will receive Ebix Series Y Convertible Preferred Stock. The Series Y Designation, which was approved by the Board of Directors of Ebix on June 11, 2019, was filed by Ebix with the Secretary of State of Delaware on July 22, 2019 and designates 350,000 shares of Series Y Convertible Preferred Stock, $0.10 par value per share. The issuance of the Series Y Preferred Stock in connection with the merger is subject to the closing conditions of the merger. The Series Y Preferred Stock has the following rights:
Dividend Rights. The Series Y Preferred Stock shall not be entitled to receive any dividends.
Liquidation Preference. The Series Y Designation provides that the Series Y Preferred Stock is pari passu with respect to Ebix common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Ebix, the assets of Ebix available for distribution to its stockholders shall be distributed among the holders of the shares of Series Y Preferred Stock, common stock and any other class or series of capital stock of Ebix that is convertible into Ebix common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Ebix common stock pursuant to the terms of the Series Y Designation immediately prior to such liquidation, dissolution or winding up of Ebix.
Voting Rights. The holders of Series Y Preferred Stock may vote on any matter voted on by the holders of Ebix common stock on an as-if-converted basis. Except as provided by law, holders of Series Y Preferred Stock shall not vote as a separate class and instead shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.
Conversion Rights. Each share of Series Y Preferred Stock may be converted into 20 shares of common stock (“Conversion Ratio”) at any time at the option of the holder. The Conversion Ratio is subject to adjustment for stock splits and combinations of Ebix common stock and dividends or other distributions payable on the Ebix common stock in additional shares of Ebix common stock. In the event Ebix is a party to certain merger or consolidation transactions, then all outstanding shares of Series Y Preferred stock shall automatically be converted into shares of Ebix common stock at the then effective Series Y Conversion Ratio.
Redemption Rights. Unless prohibited by applicable law governing distributions to stockholders, shares of Series Y Preferred Stock shall be redeemed by Ebix at the option of an individual holder of shares of Series Y Preferred Stock at a price equal to (i) the Series Y Original Issue Price per share, plus (ii) all declared but unpaid dividends thereon, multiplied by (iii) 0.90 (the “Redemption Price”). Holders of the Series Y Preferred Stock may exercise this right during the period beginning on the date the is 25 months from the date the Series Y Preferred Stock is first issued and ending on the date that is 26 months from the date that Series Y Preferred is first issued.
Ebix intends to list the Series Y Preferred Stock on the Nasdaq Stock Exchange prior to closing of the Merger.
The foregoing description of the Series Y Designation does not purport to be complete and is qualified in its entirety by reference to the Series Y Designation, a copy of which are incorporated by reference as Exhibits 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01 Other Events.
In connection with the Merger Agreement, Ebix has filed the Certificate of Designations with the Secretary of State of Delaware on July 22, 2019, as described in Item 5.03 above.
NOTE ON FORWARD LOOKING STATEMENTS
This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “seeks,” “may” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.
These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event, change or other circumstance that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Ebix and Yatra will be unable to retain or hire key personnel; the ability to successfully integrate Yatra’s business with Ebix following the closing; and the risk that disruption from the proposed transaction may adversely affect Ebix’s and Yatra’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Ebix’s and Yatra’s filings with the SEC. Except as required by law, neither Ebix nor Yatra undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Ebix expects to file with the SEC a registration statement of Ebix on Form S-4 (the “registration statement”) that will include a proxy statement of Yatra and that will also constitute a prospectus of Ebix (the “proxy statement/prospectus”). Yatra expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EBIX, YATRA AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Ebix with the SEC may be obtained free of charge at Ebix’s website at http://www.ebix.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Ebix by requesting them by mail at Ebix, Inc. at 1 Ebix Way, Johns Creek, Georgia 30097, Attn: Investor Relations, or by telephone at (678) 281-2027. The proxy statement/prospectus and other documents filed by Yatra with the SEC may be obtained free of charge at Yatra’s website at http://www.yatra.com or at the SEC’s website at http://www.sec.gov.
PARTICIPANTS IN SOLICITATION
Ebix and Yatra and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Ebix’s directors and executive officers is available in Ebix’s Form 10-K/A filed with the SEC on April 30, 2019 as well as Ebix’s proxy statement on Schedule 14A for Ebix’s 2019 annual meeting of stockholders filed with the SEC on July 19, 2019. Information about Yatra’s directors and executive officers is available in Yatra’s Annual Report for the year ended March 31, 2018 on Form 20-F filed with the SEC on July 31, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ebix or Yatra as indicated above.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series Y Convertible Preferred Stock

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EBIX, INC.

By:	/s/ Sean T. Donaghy
Name:	Sean T. Donaghy
Title:	Chief Financial Officer(principal financial and accounting officer)

Dated: July 25, 2019